High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By Electronic Mail Only

February 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C 20549
Attention: Jennie Beysolow

Re: High Roller Technologies, Inc.
Draft Registration Statement on Form S-1
Submitted November 23, 2022
CIK No. 0001947210

Dear Ms. Beysolow,

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2022, regarding the Company’s Draft Registration Statement on Form S-1, CIK No. 0001947210 (the “Registration Statement”), previously submitted to the Commission on November 23, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the draft Registration Statement based on the Staff’s comments are reflected in Amendment No. 1 to the draft Registration Statement (“Amendment No. 1”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Draft Registration Statement on Form S-1 filed November 23, 2022

Our Business Model, page 2

1.	Please revise to expand your discussion about your association with Spike Up Media. Please explain why you believe that your association with Spike Up Media provides cost effective lead generation which results in gross operating margins for Highroller.com that are higher than those [you] experienced with CasinoRoom.com.

RESPONSE: We have revised to expand the discussion with respect to our association with Spike Up Media to note higher lead to customer conversions under a favorable cost structure, payment terms and revenue sharing resulting in lower customer acquisition costs and higher gross operating margins than those which we experienced with CasinoRoom.com. By way of affirmative illustration when viewing comparisons between HighRoller.com and CasinoRoom.com, we have also experienced materially increased average total deposits and numbers of deposits further supporting our migration from the CasinoRoom.com platform to the Highroller.com platform. Please see our added disclosure under this heading on page 2 of the draft registration statement.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

Please see also our responses to Comments 5 and 9 below.

Our Competitive Strengths, page 2

2.	Please revise to list the remote licensed markets (Offshore) where you may legally operate using international licenses, as well as the locally licensed markets (Onshore) where you operate. In addition, where you state that licenses provide you with “broad European player access” please indicate the particular countries in Europe where you operate.

RESPONSE: The Company supplementally advises the Staff as follows: Highroller.com operates globally under several remote gaming licenses and targets national markets according to local legislation. HR Entertainment Ltd., our wholly owned subsidiary, operates Highroller.com on basis of its Curacao license (initially provided in the onboarding process of the Company with ConnectPay). Happy Hour Solutions Ltd., a company registered in Cyprus, also utilizes its license from the Tax and Customs Board of the Republic of Estonia, number HKT000063 on behalf of Highroller.com. For both remote gaming licenses, the Licensors impose few territorial restrictions. Territories in which iCasino may accept registrations from local residents on the basis of the Estonia license include New Zealand, Ireland (excluding Northern Ireland), Finland, Estonia and Canada (excluding Ontario). Generally, the markets targeted under remote gaming licenses either have no national regulation of online gaming in place or otherwise tolerate iCasino offerings of foreign online operators. Happy Hour Solutions, a subsidiary of Happy Hour Holdings, has previously provided us with gaming software and gaming analytics together with management information systems among other services. Happy Hour Solutions continues to give us access to many of our casino and live games. HR Entertainment has appointed Happy Hour Solutions as its payment agent on the basis of a principal / agent contract. We accept user registrations from local residents utilizing our Curacao sublicense in Norway and Hungary as well as Southeast Asia. In line with the requirements of the Norwegian Gambling Authority, Highroller.com does not actively market to Norwegian players directly, however, in connection with their deposits and wagering with us Norwegian players are able to access our Highroller.com platform in English and must utilize the Euro instead of the local currency.

We have adjusted our disclosure to remove reference to “broad European player access.”

Prospectus Summary

Market Trends, page 2

3.	We note statements such as the following:

• We provide one of the largest selections of games from the leading providers...

• We have an industry-leading community platform...

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

Please revise to disclose the basis for these statements. For example, please indicate the basis on which you determined that you have an “industry-leading” platform, and please disclose how your selections of games compares to the “leading providers,” and indicate how you are defining “leading providers.”

RESPONSE: HighRoller.com currently offers over 2,500 games from over 40 providers, representing largely the entire range of iCasino games that the Company believes are most attractive to its customer base including slots, craps, blackjack, roulette, baccarat, video poker and live dealer games. The HighRoller.com platform offered with this broad range of games incorporates desirable graphics, with play inducing bonuses, interactive social media, as well as secure rapid onboarding and payouts. Our selections of games include those sourced from:

●	Evolution Gaming
●	Pragmatic Play
●	Push Gaming
●	Pragmatic Play
●	No Limit City
●	International Game Technology PLC
●	Play’nGO
●	Red Tiger Gaming
●	Big Time Gaming
●	Netent
●	Quickspin
●	Microgaming

We believe these companies to be among the leading iCasino game providers. We note too our belief that HR Entertainment was among the first iCasino operators to integrate LiveSpins, a social casino product featuring streamers broadcasting their slot play through channels on Highroller.com. By this feature High Roller players can enter channels and bet behind the streamer while chatting with other players and interacting with one another. The LiveSpins products on High Roller have gained popularity since their introduction and have ascended to be among the top 20 on our list of most played games. Being an early mover in the social iCasino space, we continue to explore how we can add and expand interactive social features as a unique selling point, or USP, involving the iCasino community of players.

Corporate Information, page 5

4.	Please revise to better explain the current corporate structure. Consider including a chart to depict the corporate structure and illustrate any material relationships, with a more detailed discussion in your Business section.

RESPONSE: We have amplified the discussion in the noted section better to explain that the Company is a holding company organized in Delaware with (i) its principal iCasino subsidiary, HR Entertainment Ltd. (organized in the British Virgin Islands), (ii) Ellmount Entertainment Ltd. (organized in Malta), now an affiliate marketer which formerly operated CasinoRoom.com, our legacy iCasino platform (iii) Wowly Ltd., a non-operating holder of the Curacao license, and (iv) Ellmount Support (based in Costa Rica) which provides customer support and certain administrative support. In further response to Staff’s comment we have included a chart which outlines the corporate structure illustrating material direct and indirect relationships among the Company’s principal shareholders.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

Risks Related to our Third-Party Vendor Relationships, page 31

5.	Please identify any material third-party relationships where termination of the agreement could have an adverse effect on the company. In addition, if you are substantially dependent upon these relationships to conduct your business, please file contracts you have with such third party provider(s) as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have added a new risk factor on page 33 of the DRS/A, to note that we have relied on the customer lead generation services provided to us by Spike Up and that the loss of those services could have an adverse effect on our operations. The Company has been dependent on the lead generation services provided to us by Spike Up Media. Approximately 78% of the Company’s leads were generated by Spike Up during 2022. We expect to mitigate this dependency by the end of Q2 2023 through internal staffing and by working with other lead generators. We deem our current payment arrangements with Spike Up for lead generation to be highly favorable to us resulting in more rapid payback of customer acquisition costs than we might otherwise expect from leads generated by other unaffiliated providers. We can expect Spike Up to adjust its arrangements with us to prevailing market terms and rates which will result in our having lower gross operating margins. If we were currently to lose the relationship with SpikeUp our iCasino operations would suffer and we could experience a material negative impact on gross profit. SpikeUp and the Company have operated without a written agreement but their relationship is understood according to affiliate marketing terms that are being further negotiated. No assurance can be given that a formal written agreement will result or that if entered into any such agreement will be on terms as favorable as the current arrangements.

With regard to our relationship with Happy Hour Solutions, please see our Response to Comment No. 2 above. As noted above, HR Entertainment has appointed Happy Hour Solutions as its payment agent on the basis of a principal / agent contract. The parties have entered into a Nominee Agreement dated 1st of January 2022, whereby HR Entertainment conducts iCasino operations under the Happy Hour Solutions license from Estonia: HKT000063. A copy of this agreement is filed as an exhibit to the Registration Statement.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

Spike Up Media has entered into a Service Agreement dated January 1, 2022, by which Spike Up assists Ellmount Entertainment in management, business development, and regulatory affairs as well as in financial and administrative activities that include payroll, tax payments and other accounting functions. For these services Ellmount Entertainment pays monthly SpikeUp’s net cost plus 7% for all direct and indirect costs plus overhead related to the services provided by SpikeUp. A copy of the Service Agreement is filed as an exhibit to the Registration Statement.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Going Concern, page 45

6.	Please revise your Prospectus Summary and Risk Factors section to highlight the auditor’s explanatory paragraph regarding your ability to continue as a going concern.

RESPONSE: We have further highlighted the auditor’s explanatory paragraph regarding the Company’s ability to continue as a going concern within each of the Prospectus Summary on page 3 and Risk Factors on page 10 of the DRS/A.

Liquidity and Capital Resources, page 47

7.	Please revise to disclose here as you do in the Use of Proceeds section that you believe your existing cash and revenue together with the net proceeds from this offering will be sufficient to fund your operations and capital expenditure requirements for the next 18-24 months.

RESPONSE: We have added on page 48 of the DRS/A, the following statement to the Liquidity and Capital Resources section of our amendment No.1 to disclose there as we do under the Use of Proceeds section:

“We believe that our existing cash and revenue together with net proceeds from this offering will be sufficient to fund our operations and capital expenditure requirements for the next 18 to 24 months.”

Principal Shareholders, page 49

8.	Please revise to disclose the natural person or persons who have voting and dispositive control of the shares held by OEH Invest AB.

RESPONSE: We have supplemented the discussion in Principal Shareholders to note in footnote (2) on page 70 of the DRS/A that to the Company’s knowledge Oskar Hornell an individual residing in Sweden, is the sole beneficial owner of OEH Invest AB and has ultimate voting and dispositive control over the shares of the Company held by OEH Invest AB.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

Business, page 52

9.	Please revise to describe the “out-sourcing of resource demanding components” which you state yields a highly competitive cost model and differentiates your brand.

RESPONSE: Through our relationship with Spike Up we are able to outsource parts of our marketing department, resulting in access to broader industry knowledge than would otherwise be readily available to us, as well as the ability in our view to scale much quicker and more effectively than most of our competitors. By way of illustration, when entering a new market we will need to hire additional staff, familiarize ourselves with such matters as demographics, language, favorable selling points, pitfalls to avoid, competitor presentations and operations, and other market specific facts through expensive and time consuming testing and data gathering. Our access to Spike Up’s extensive experience and market data provide us immediate market intelligence and allows us to drive viable leads in most active casino markets from the time that we access those markets. We believe this accelerated new market entry will reduce costs and allow for earlier market acceptance than that which we might be able to achieve on a standalone basis.

We believe that the most efficient allocation of our resources does not currently allow us to build, design and deploy proprietary games and as a result we focus our resources on aggregating and curating iCasino games from over 40 dedicated game development studios.

10.	Please disclose all material information about the licenses you currently hold in Malta and Curacao, as well as information on the license held by the Estonian licensee, including the duration and expiration date of such licenses, and any material obligations under such licenses. Please file the license agreement with your Estonian licensee, which appears to be Happy Hour, as an exhibit to the Registration Statement, and disclose the material terms of the agreement.

RESPONSE: Happy Hour Solutions Ltd. is licensed in Estonia under license number HKT000063. Remote gambling is the organization of a gambling game in a way where the result of the game is explained on an electronic device and the player can participate in the game via an electronic means of communication, including telephone, Internet and media services.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

According to article 16.1 of the Gambling Act regulating the Estonian gambling activities, an activity license for the organization of gambling (hereinafter activity license ) entitles a person to apply for an organizational license to organize gambling. The license is indefinite and non-transferable. In furtherance, an operating permit to organize online gambling is issued for a period of five years.

The cost of acquiring the license is set by a state fee structure for review of applications for the activity license: €47,940 for games of chance and €3,200 for review of applications for the operating permit for gambling games.

The Gambling Tax Act imposes a five percent tax on the total amount of bets, less the winnings, for organizing games of chance or online games of skill.

The Income Tax Act states that gambling winnings are, in general, taxed at 21 percent. However, according to Section 19(3)(7) of the Income Tax Act, winnings received from gambling with licensed operators are not subject to income tax.

Ellmount Entertainment Ltd is the holder of a B2C license (Type 1 Gaming Services) issued by the Malta Gaming Authority. Currently, Ellmount Entertainment Ltd is withdrawing from the Malta licensed activities and has not operated under its Malta license since June 2022.

HR Entertainment Ltd. is licensed and regulated by the Curacao Gaming Authority under License No. 365/JAZ, sub-license GLH-OCCHKTW0711022021.

The government of Curacao has approved four master license holders, based on National Decrees, and all prospective operators interested in Curacao online gambling licenses must apply for a sublicense from one of those master license holders. We obtained our sublicense to operate the Highroller.com domain from Gaming Curacao (GC) #365/JAZ. This sublicense provides us with the ability to operate offshore iCasino games as well as poker, betting, lottery and other games of skill and chance. After a license has been issued, the licensee will remain under the master licensor’s supervision. All eGaming operators who hold a valid license from Gaming Curacao are required to display a seal on their websites, which is provided by Gaming Curacao and which acts as proof of the validity of the license.

The activities licensed under the sublicense may be conducted through most countries worldwide. Countries forbidden include players from the United States, United Kingdom, France, the Netherlands and Curacao itself. We will be filing the Estonia license agreement between us and Happy Hour Solutions as an exhibit to the Registration Statement.

Changes within the Registration Statement in response to the Staff’s comments have been made on page 52 of the DRS/A.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

11.	You note that you are planning to enter the United States, Latin American and Asian markets in 2023 and 2024, once the respective states and countries regulate and legalize online casinos. Please expand upon these plans and why you anticipate that these markets will legalize online casinos in 2023 and 2024, and to the extent that online casinos are already legal, please explain when you plan to enter the market as it does not appear that it would be contingent on such legalization. Explain the risk to your business and your expansion plans if these markets do not legalize online casinos. Please also tell us why you include market statistics on page 56 for the African gambling market, as you do not appear to have plans to enter this market.

RESPONSE: We are removing references to entering Latin American markets and plan to continue expanding operations into Southeast Asian markets by the end of the first quarter of 2023. Our focus will be to enter regulated markets in North America. Online casino gambling in the United States currently is permitted in Connecticut, Delaware, Michigan, New Jersey, Pennsylvania, and West Virginia. Applications for licenses and fee payments for licenses can be costly. The license fee for an online casino in Pennsylvania for example is $1,000,000 and is valid for five years, while New Jersey has a $400,000 licensing fee, annual renewal fees of $250,000 and a further legal requirement that an online casino operator team up with a New Jersey based land casino. We intend to seek entry into one or more regulated U.S. markets utilizing proceeds from this offering but have not identified any target state or budgeted any particular amount for such entries. We currently expect that any such initial active entry in or around occur in or around Q3 2024. Our business may suffer if we are unable to open new geographical markets or if we are unable to continue expanding within existing markets. We have deleted the market statistics for the African gambling market as we have no current plans to enter this market.

Strategic Positioning, page 57

12.	Please explain how your in-house technology is “state of the art.” Please revise to describe the Unique Selling Propositions which you state on page 58 make your business stand out from the competition and are within social, community and streaming based product features that lend well to viral, affiliate and social marketing.

RESPONSE: Please note our Response to Comment No. 3 in regard to USPs. Rather than referencing “state of the art” we believe and explain that the Company’s in-house technology is dynamic and highly capable of serving our growth needs in that its proprietary front-end platform is built on a services and event based architecture. We believe that these features allow the Company to be able to react in real time according to almost any player event that occurs. We utilize these capabilities in areas such as campaigning, content, player protection and customer service, creating what the Company believes to be an attractive and favorable user experience. Our frontend platform uses a container-based architecture. This containerization allows the Company to package its frontend code and dependencies into containers that can be easily deployed and scaled across many users, languages, geographic locations, deposits and betting amounts.

In November 2022 we introduced LiveSpin games which are effectively streamed through video, meaning that they launch much quicker than downloading static content files to a user’s local device. We save the streamed video content and make highlights available for High Roller, or potentially for users, to share through linking in real time. Although no outside players or viewers can view a user playing a traditional single player game, through this LiveSpin technology any player can invite anyone else to view the session in real time. Furthermore this product is collectivistic in that users are ‘betting behind’ together, whilst engaging with each other in the chat. We believe that this social nature of the product enhances its attraction for social media audiences and that users are likely to share both real time sessions, and replays in these channels.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

Management, page 61

13.	For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE: We have added a sentence for each of the directors and director nominees that relate the specific experiences, qualifications, attributes or skills of that person that led us to the conclusion that the person should serve as a director of the Company. See pages 61-63 of DRS/A.

Executive Compensation, page 66

14.	Please file a copy of the employment agreements referenced in this section as exhibits to the Registration Statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE: We are filing a copy of the employment agreements for each of the persons referenced in this section as exhibits to the Registration Statement.

Certain Relationships And Related Party Transactions, page 70

15.	Please revise this section to disclose the related person(s) involved in the transactions discussed in this section. For example, please indicate the related person(s) who have interests or ownership in the entities (Spike Up Media, Ellmount Interactive AB, Happy Hour Solutions, WKND, etc.) such that the transactions are related party transactions that must be disclosed under Item 404(d) of Regulation S-K.

RESPONSE: Our chart included under Corporate Information noted in Response to Comment No. 4 above outlines the Company’s corporate structure illustrating material relationships among the Company’s principals. We have revised this section to disclose that Spike Up Media LLC is a wholly owned subsidiary of Spike Up Media AB, which is a wholly owned subsidiary of Ellmount Interactive AB. Cascadia Holdings LTD and OEH Invest AB own 66.9% and 33.1% of Ellmount Interactive AB respectively. Jeffrey Smith, Brandon Eachus and Michael Cribari own 30.43%, 30.43% and 39.14% of Cascadia Holdings LTD respectively. OEH Invest AB is a wholly owned subsidiary of OEH Forvaltning AB whose sole equity holder is reported to be Oscar Hornell. WKND is a wholly owned subsidiary of Happy Hour Holdings Ltd. Robin Reed, a director of the Company, is president and a principal shareholder of Happy Hour Holdings. Spike-Up Media owns less than ten percent of Happy Hour Holdings. Please see page 71 of the DRS/A.

Division of Corporation Finance

United States Securities and Exchange Commission

February 14, 2023

16.	To the extent not already filed, please file any instruments governing the transactions discussed in this section or tell us why you do not believe you are required to do so. See Item 601(b)(4) of Regulation S-K.

RESPONSE: We will file instruments governing the transactions discussed in this section in our Registration Statement.

General

17. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We will undertake to provide to staff, as part of Staff’s review of the Registration Statement, supplemental copies of written “test the waters” communications that could reasonably be expected to be presented in reliance on Rule 163B pursuant to Section 5(d) of the Securities Act.

We thank the Staff in advance for its review of the foregoing and of Amendment No.1 to the draft Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/Michael Cribari
Chief Executive Officer